February 3, 2025

Brian E. Cabrera
Chief Administrative Officer
Quantum Corporation
224 Airport Parkway, Suite 550
San Jose, California 95110

       Re: Quantum Corporation
           Registration Statement on Form S-1
           Filed January 27, 2025
           File No. 333-284528
Dear Brian E. Cabrera:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   James J. Masetti